UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64107N206
(CUSIP Number)

THOMAS J. MURPHY
C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
55 EAST 52nd ST., 32nd FLOOR
NEW YORK, NY 10055
TEL. NO.: (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206	Page 2 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 3 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 80, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 4 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 82, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 5 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 6 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 7 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 8 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 9 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64107N206	Page 10 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,626,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,626,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,626,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 11 of 19

AMENDMENT NO. 6 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 6 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2005 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the Commission on June 23, 2006, as amended by Amendment No. 2 thereto filed with the Commission on November 10, 2011, as amended by Amendment No. 3 thereto filed with the Commission on May 7, 2014, as amended by Amendment No. 4 thereto filed with the Commission on May 14, 2014 and as amended by Amendment No. 5 thereto filed with the Commission on May 23, 2014 (as so amended, the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Net 1 UEPS Technologies, Inc., a Florida corporation (the “Company”). The address of the principal executive office of the Company is Provident Place, 4th Floor, Cmr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 80, L.P., a Delaware limited partnership (“GAP 80”), General Atlantic Partners 82, L.P., a Delaware limited partnership (“GAP 82”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAPCO Management GmbH, a German corporation (“GmbH Management”) and GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA” and, collectively with GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at 55 East 52nd Street, 32nd Floor, New York, NY 10055. KG and GmbH Management are located at c/o General Atlantic GmbH, Maximilianstrasse 35b, 80539 Munich, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of GAP 80, GAP 82 and GAPCO CDA and the managing member of GAPCO III and GAPCO IV. GmbH Management is the general partner of KG. The officers of GapStar are managing directors of GA. GmbH Management is the general partner of KG. There are 24 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No. 64107N206	Page 12 of 19

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 50,183,342 shares of common stock outstanding, net of treasury shares, as reported in the Company’s Form 10-Q filed with the Commission on May 8, 2014.

(a) GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG, GmbH Management and GAPCO CDA each own of record, no shares of Common Stock, 1,756,855 shares of Common Stock, 1,545,039 shares of Common Stock, 61,625 shares of Common Stock, 204,004 shares of Common Stock, 51,026 shares of Common Stock, 6,544 shares of Common Stock, no shares of Common Stock and 1,103 shares of Common Stock, respectively, representing 0.0%, 3.7%, 3.2%, 0.1%, 0.4%, 0.1%, less than 0.1%, 0.0% and less than 0.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of GAP 80, GAP 82 and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (ii) the officers of GapStar are GA Managing Directors and (iii) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,626,196 shares of Common Stock, or 7.6% of the Common Stock.

CUSIP No. 64107N206	Page 13 of 19

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,626,196 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) Except as set forth below, or otherwise set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

On July 8, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	33,963	$11.32
GAP 82	29,868	$11.32
GapStar	1,191	$11.32
GAPCO III	3,944	$11.32
GAPCO IV	986	$11.32
KG	126	$11.32
GAPCO CDA	22	$11.32

On July 11, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	19,380	$11.25
GAP 82	17,043	$11.25
GapStar	680	$11.25
GAPCO III	2,250	$11.25
GAPCO IV	563	$11.25
KG	73	$11.25
GAPCO CDA	11	$11.25

CUSIP No. 64107N206	Page 14 of 19

On August 11, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	12,606	$11.14
GAP 82	11,086	$11.14
GapStar	442	$11.14
GAPCO III	1,464	$11.14
GAPCO IV	366	$11.14
KG	47	$11.14
GAPCO CDA	8	$11.14

On August 12, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	8,332	$11.01
GAP 82	7,329	$11.01
GapStar	293	$11.01
GAPCO III	967	$11.01
GAPCO IV	242	$11.01
KG	31	$11.01
GAPCO CDA	6	$11.01

CUSIP No. 64107N206	Page 15 of 19

On August 18, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	24,225	$11.22
GAP 82	21,304	$11.22
GapStar	849	$11.22
GAPCO III	2,813	$11.22
GAPCO IV	704	$11.22
KG	90	$11.22
GAPCO CDA	15	$11.22

On August 19, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	14,799	$11.17
GAP 82	13,014	$11.17
GapStar	519	$11.17
GAPCO III	1,719	$11.17
GAPCO IV	430	$11.17
KG	55	$11.17
GAPCO CDA	9	$11.17

On August 20, 2014, the Reporting Persons listed below sold the following number of shares of Common Stock for the price per share set forth below in open market transactions.

Reporting Person	Shares of Common Stock Sold	Price Per Share
GAP 80	37,640	$11.21
GAP 82	33,103	$11.21
GapStar	1,321	$11.21
GAPCO III	4,371	$11.21
GAPCO IV	1,093	$11.21
KG	140	$11.21
GAPCO CDA	24	$11.21

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

CUSIP No. 64107N206	Page 16 of 19

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged

 ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 64107N206	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2014

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC PARTNERS 80, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 64107N206	Page 18 of 19

GENERAL ATLANTIC PARTNERS 82, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 64107N206	Page 19 of 19

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

Name	Business Address	Citizenship
Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States